FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 04, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

July 04, 2006

On June 30, 2006, OAO Tatneft issued the following press-release:

On the main results of activities of OAO Tatneft in 2005 / For the Annual Shareholders Meeting of OAO Tatneft

June 30, 2006, Almetyevsk, Tatarstan.

The report of the Board of Directors of OAO Tatneft (the "Company") on financial and commercial activities of the Company was presented in the report of Shafagat F. Takhautdinov, the General Director of the Company.

The Company produced 25 332 thousands tons of crude oil in 2005.

Research and exploration works were conducted in Tatarstan, as well as in other regions, such as Kalmykiya, Orenburg, Samara and
Ulyanovsk regions. The volume of research and exploration drilling exceeded 50 thousand meters of rock.

383 production and 249 injector wells were put in operation. The average debit of wells was increased up to 7.7 tons per day due to employment of the most modern technology for construction of wells.

According to the report of Miller and Lents, Ltd., independent international oil and gas consultants, as of January 1, 2006, proved reserves of the Company were 821.4 million tons.

The market capitalization of the Company as of December 31, 2005 reached USD7.5 billion (USD3 billion in 2004).

Profits of the Company (before tax) was RR50.1 billion. More than RR2.3 billion will be used for payment of dividends. The remaining part of the profits will be used for the development of production and strengthening of vertical integration.

By the end of 2005 the price of common shares of the Company in RTS reached USD3.45 which is 150% higher than in 2004.

Main activities of the Company - oil and gas production and diversification, oil and gas refining, petrochemicals, sales of refined and petrochemical products.

There are 553 Tatneft-branded petrol stations and complexes; more than 1 million of refined products were sold through the retail network of the Company.

In 2005, the Company paid particular attention to the improvement of corporate governance. There are the following committees of the
Board of Directors: corporate governance, audit, human resources and compensation and disclosure committees.

Program for formation of the system of corporate governance standards of the Company was developed. This Program provides, inter alia, mechanics of corporate control and risk management.

The program for strengthening of the trademark and formation of unified corporate style was commenced. In February 2006, the Board of Directors of the Company approved new logo and trademark "Tatneft" as corporate brand.

The Company followed the principles of corporate social responsibly by implementing fifteen social-oriented programs. The environmental activities of the Company were conducted in compliance with requirements for environmental safety; works for the certification under environmental management standards ISO 14001 were commenced.

The Company prepared two reports for 2005: an annual report that includes financial results and non-financial report on social-economical, environmental and innovation activities of the Company.

The figures and activities disclosed in reports reflect in full the level of Company's responsibly before shareholders and investors, as well all other interested persons.

Ernst & Young, an independent auditor, rendered an affirmative audit opinion on financial statements prepared in accordance with the
Russian accounting standards.

Bureau Veritas Rus conducted independent verification of the social responsibility report.

Forward-looking statements: This announcement may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   July 04, 2006